EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Modtech Holdings, Inc.:

We consent to the use of our report dated March 4, 2004, with respect to the consolidated balance sheets of Modtech Holdings, Inc. and subsidiaries as of December 31, 2002 and 2003 and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2003, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

Our report covering these consolidated financial statements refers to the Company changing its method of accounting for goodwill and intangible assets in 2002.

/s/ KPMG LLP

Costa Mesa, California

January 31, 2005